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NEW PACIFIC ANNOUN CES OFFERING PARTICIPATION

VANCOUVER, BRITISH COLUMBIA – October 11, 2019: New Pacific Metals Corp. ("New Pacific" or the "Company") is pleased to anno unce that Pan American Silver Corp. (“Pan American”) has indicated its intent to participate in the Company's bought deal offerin g (the "Offering"), announced on October 2, 2019, to maintain its pro rata interest of 16.79% of the outstanding common shares of the Company (the "Common Shares").

The Company also confirms that Silvercorp Metals Inc. (“Silvercorp”) has indicated its intent to participate in the Offering to maintain its pro rata interest of 28.93% of the outstanding Common Shares. Further to the Company's news release date d October 2, 2019, the Company wishes to clarify that it does not consider Silvercorp to be a control person of the Company.

The Offering is expected to close on or about October 25, 2019 and is subject to the Company receiving all necessary regulatory and stock exchange approvals.

Each of Pan American and Silvercorp are related parties of the Company for the purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the acquisition by each of Pan American and Silvercorp of Common Shares pursuant to the Offerin g is a related party transaction. The acquisition by Pan American and Silvercorp of Common Shares pursuant to the Offering is exempt from the valuation and minority appr oval requirements of MI 61-101 pursuant to the exem ptions in Sections 5.5(a) and 5.7(a) of MI 61-101.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United St ates, absent such registration or an applicable exem ption from such registration requirements.

About New Pacific Metals Corp.

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in the Potosí Department of Bolivia, the Tagish Lake gold project in Yukon, Canada and the RZY Project in Qinghai Province, China.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal,
President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information Such statements include obtaining required regulatory and stock exchange approvals required for the Offering; completion of the Offering; the closing date of the Offering and participation in the Offering.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: the ability of the Company to close the Offering and the ability of the Company to obtain all stock exchange and regulatory approvals.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.